Filed Pursuant to Rule 424(b)(3)

under the Securities Act of

1933, as amended

(Registration Statement

No. 333-109344)

CYTOGEN CORPORATION

Prospectus Supplement No. 2 dated May 4, 2005

to the Prospectus dated October 6, 2003, as supplemented by

Prospectus Supplement No. 1 dated January 3, 2005

2,694,664 Shares of Common Stock

($0.01 par value)

The information in this Prospectus Supplement No. 2 supplements the Prospectus dated October 6, 2004 as supplemented by Prospectus Supplement No. 1 dated January 3, 2005 of Cytogen Corporation, a Delaware corporation, relating to an aggregate of 2,694,664 shares of common stock, $0.01 par value per share, including shares of our common stock underlying immediately exercisable warrants, that may be sold or otherwise transferred from time to time by the stockholders and warrantholders who received such shares and warrants in connection with our private offering of common stock and warrants consummated on July 10, 2004, or by such other permitted pledgees, donees, transferees or other permitted successors in interest that may receive such shares or warrants as a gift, pledge, distribution to members or partners or other non-sale-related transfer.

This Prospectus Supplement No. 2 should be read in conjunction with, may not be delivered or utilized without, and is qualified by reference to, the Prospectus and Prospectus Supplement No. 1 thereto except to the extent that the information herein contained supplements or supersedes the information contained in the Prospectus or Prospectus Supplement No. 1. Capitalized terms used in this Prospectus Supplement No. 2 and not otherwise defined herein have the meanings specified in the Prospectus.

SELLING STOCKHOLDERS

Subsequent to the filing of the Prospectus, BayStar Capital II L.P. transferred a total of 125,000 warrants to North Sound Legacy International, Ltd., North Sound Legacy Fund LLC and North Sound Legacy Institutional Fund LLC (collectively, the “North Sound Entities”). The North Sound Entities have subsequently transferred such warrants to Crestview Capital Master LLC (“Crestview”). Crestview was not specifically named in the Prospectus or Prospectus Supplement No. 1.

The following table lists the Selling Stockholder not previously specifically identified in the Prospectus, as supplemented to date, as a Selling Stockholder, and the number of warrants such Selling Stockholder beneficially owns and may exercise and sell pursuant to the prospectus from time to time. The information in the table appearing under the heading “Selling Stockholders” in the prospectus is hereby amended by the information set forth below.

This information was furnished to us by the listed Selling Stockholder on or before April 26, 2005. Because the Selling Stockholder may, at any time, acquire or dispose of shares of our common stock without providing notice of such transactions to us, the table below may not reflect the exact beneficial ownership of our common stock held by the Selling Stockholder on the date hereof.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options and warrants that are exercisable within 60 days after April 26, 2005 are deemed outstanding for computing the percentage ownership of the person holding the options and warrants but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

Name of Selling Stockholder (1)	Beneficial Ownership of Selling Stockholder Prior to Offering		Number of Shares of Common Stock Being Offered	Beneficial Ownership of Selling Stockholder After Offering
	Number	Percentage (2)		Number (3)	Percentage (2)
Crestview Capital Master LLC (4)	282,895(5)	1.8%	125,000 (6)	157,895(6)	*
North Sound Legacy International, Ltd.	0(7)	*	0	0	*
North Sound Legacy Fund LLC	0(7)	*	0	0	*
North Sound Institutional Fund LLC	0(7)	*	0	0	*

__________________________

*	Less than one percent.
(1)	None of the Selling Stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.
(2)

Applicable percentage ownership is based on 15,521,929 shares of common stock outstanding as of April 26, 2005, plus any common stock equivalent or convertible securities held or shares beneficially owned by each such holder.

(3)

We do not know when or in what amounts a Selling Stockholder may offer shares for sale. The Selling Stockholders might not sell any or all of the shares offered by this prospectus. Because the Selling Stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the Selling Stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Stockholders.

(4)

Crestview Capital Master, LLC (“Crestview”) owns an aggregate of 282,895 warrants to purchase shares of our common stock, $0.01 par value per share, all of which were transferred to Crestview from North Sound Legacy International, Ltd., North Sound Legacy Fund LLC and North Sound Legacy Institutional Fund LLC on April 13, 2005. Stewart Funk, Robert Hart, Richard Levy and Dan Warsh have shared power to vote and dispose of the shares held by Crestview. Mr. Funk, Mr. Hart, Mr. Levy and Mr. Warsh are all affiliates of a broker-dealer. They are all managers of Crestview Capital Partners, LLC, the general partner of Crestview. They have confirmed to us that the securities were acquired to be resold in the ordinary course of business and that there are no arrangements with any other persons, whether directly or indirectly, to dispose of the securities.

(5)

Includes: (i) 157,895 shares issuable upon the exercise of warrants held by Crestview which have an exercise price of $6.91 per share and provide that such warrants may not be exercised in the event such exercise would cause the holder’s beneficial ownership percentage to exceed 4.99%; and (ii) 125,000 shares issuable upon the exercise of warrants held by Crestview which have an exercise price of $10.97 per share and which are immediately exercisable and may be automatically exercised under certain circumstances.

(6)	Such amounts are comprised solely of shares of common stock underlying warrants.
(7)

All of such 125,000 warrants previously held by North Sound Legacy International, Ltd., North Sound Legacy Fund LLC and North Sound Institutional Fund LLC, as set forth in Prospectus Supplement No. 1 to the Prospectus, were transferred to Crestview, and are not included herein.